Exhibit 99.3

Attachment A

Netco Energy, Inc.

Interim Consolidated Financial Statements

Nine months ended September 30, 2004 and 2003

Netco Energy Inc.

Consolidated Balance Sheets
(unaudited - prepared internally by management)
(Expressed in Canadian dollars)

	As at	As at
	September 30,	December 31,
	2004	2003

ASSETS

CURRENT
Cash and short-term investments	$3,161,589	$23,194
Accounts Receivable	400,350	538,010
Prepaids and other	182,073	191,525
	3,744,012	752,729

PROPERTY AND EQUIPMENT	3,745,645	3,774,192

	$7,489,656	$4,526,921

LIABILITIES

CURRENT
Accounts payable & accrued liabilities	$119,520	$206,424
	119,520	206,424

Debenture Financing	$1,000,000	$1,000,000

SHAREHOLDERS' EQUITY

SHARE CAPITAL	12,707,602	10,024,234
Issued at September 30, 2004 - 16,419,635 common shares
(December 31, 2003 - 8,149,329 common shares)

CONTRIBUTED SURPLUS	3,900	3,900

DEFICIT	(6,341,366)	(6,707,637)

	6,370,136	3,320,497

	$7,489,656	$4,526,921
On behalf of the Board:
"H Christopher Schultze"	Director

"Michael Schoen"	Director

Netco Energy Inc.

Consolidated Statements of Income and Deficit
(unaudited - prepared internally by management)
(Expressed in Canadian dollars)

	Nine Month Period ending September 30, 2004	Three Month Period ending September 30, 2004	Nine Month Period ending September 30, 2003	Three Month Period ending September 30, 2003

REVENUE
Oil and gas revenue	$2,227,680	$560,751	$2,481,238	$785,866
Royalties	(554,613)	(156,008)	(442,404)	(132,706)

	1,673,067	404,743	2,038,834	653,160

Direct operating Expenses	275,799	82,728	200,512	93,664
Depletion	665,130	221,710	151,571	50,524

Operating Income	732,138	100,305	1,686,751	508,972

EXPENSES
General and administration	305,984	102,075	148,264	22,154
Interest & Financing Costs	61,575	35,692	88,357	46,772
	367,559	137,766	236,620	68,926
OTHER
Interest & other income	1,692	1,404	5,011	808
	1,692	1,404	5,011	808

Net income (loss) for the period	366,271	(36,057)	1,455,142	440,854

Deficit, beginning of period	(6,707,637)	(6,305,309)	(6,881,933)	(5,867,645)

Deficit, end of period	$(6,341,366)	$(6,341,366)	$(5,426,791)	$(5,426,791)

Earnings per share	$0.03		$0.23

Weighted average shares outstanding	14,377,301		6,461,829

Netco Energy Inc.

Consolidated Statements of Cash Flows
(unaudited - prepared internally by management)
(Expressed in Canadian dollars)

	Nine Month Period ending September 30, 2,004	Three Month Period ending September 30, 2,004	Nine Month Period ending September 30, 2,003	Three Month Period ending September 30, 2,003

CASH FLOWS PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net income (loss) for the period	$366,271	$(36,058)	$1,455,142	$440,854
Adjustment for item not involving cash:
Depletion & depreciation	665,130	221,710	151,571	50,524
Accrued interest	24,293	-	-	-
	1,055,694	185,652	1,606,713	491,378
Changes in non-cash working capital:
Decrease (Increase) in pre-paid expenses	9,452	127,720	(520,087)	279,849
Decrease (Increase) in accounts receivables	137,660	80,454	(270,837)	5,844
Increase (Decrease) in accounts payable	(86,904)	(55,805)	105,626	55,453
	60,208	152,369	(685,298)	341,146
	1,115,902	338,021	921,415	832,524

Cash flows from (used in) investing activities
Oil and gas property expenditures	(636,583)	(217,903)	(2,358,051)	(555,462)
	(636,583)	(217,903)	(2,358,051)	(555,462)

Cash flows from (used in) financing activities
Loans & Notes payable	-	-	325,000	(350,000)
Issuance of debentures	1,000,000	1,000,000	1,000,000	-
Conversion of debentures	(1,024,293)	-	-	-
Issuance of common stock	2,683,368	942,115	-	-
	2,659,075	1,942,115	1,325,000	(350,000)

Increase (decrease) in cash position	3,138,395	2,062,233	(111,637)	(72,938)

Cash & cash equivalents, beginning of period	23,194	1,099,355	122,335	83,636

Cash & cash equivalents, end of period	$3,161,589	$3,161,589	$10,698	$10,698

NETCO ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars, unless noted)

(Unaudited – prepared internally by management)

As at September 30, 2004

Financial Statements and Note disclosure are to be read in conjunction with the year end audited financial statements for the year ended December 31, 2003.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of the Province of Alberta on May 21, 1993 under the name of Green River Holdings Inc. On July 28, 2000, the Company changed its name to Netco Energy Inc. The Company’s principal business activity is the exploration, development and production of petroleum and natural gas reserves located in Canada.

2. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2003, the Company adopted, prospectively, the Canadian Institute of Chartered Accountants Handbook, Section 3870 Stock-based compensation and other stock-based payments. The adoption of the new accounting policy has no cumulative effect on prior financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.

Basis of Consolidation
The consolidated financial statements of the Company include its wholly-owned subsidiary, Green River Petroleum USA Inc., incorporated in the State of Wyoming. All inter-company any transactions are eliminated on consolidation.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comparative figures
Certain comparative figures have been adjusted to conform with the current year's presentation.